UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated September 3, 2024 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, September 3, 2024 Comisión Nacional de Valores

Re.: Telecom Argentina S.A. Relevant Matter

Dear Sirs,

I am writing to you in my capacity as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) located at Gral. Hornos 690, City of Buenos Aires, to inform you that today the Company has partially prepaid the outstanding principal under the loan agreement dated May 29, 2019, between Telecom Argentina and the Inter-American Investment Corporation, in accordance with clause 2.6(a) of that agreement, in the amount of US$ 135,000,000. As a result of this prepayment, as of the date of this notice, the outstanding principal amount of the aforementioned loan is US$ 136,144,375.

The funds applied by the Company to the aforementioned prepayment are part of the proceeds from the placement of Class 21 negotiable obligations issued on July 18, 2024, with a nominal value of US$ 500,000,000 at a fixed annual interest rate of 9.500%, maturing in 2031.

Sincerely,

Telecom Argentina S.A.

Luis Rial Ubago
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	September 3, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations